WITHDRAWAL REQUEST OF AN AMENDMENT TO A REGISTRATION STATEMENT

July 8, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Anne Parker

Re:
SkyPeople Fruit Juice, Inc. Application For Withdrawal of the Post-Effective Amendment No. 1 filed on January 20, 2010 to the Registration Statement on Form S-1 (File No. 333-149896) (the “Registration Statement”) for filing with an incorrect EDGAR tag

Dear Ms. Parker:

SkyPeople Fruit Juice, Inc. Inc., a Florida corporation, hereby applies to withdraw the Post Effective Amendment No. 1 filed on January 20, 2010 (the “Amendment No. 1”) to the Registration Statement.  The Amendment No. 1 was originally filed with an incorrect EDGAR tag designating the filing as a Pre-Effective Amendment rather than a Post-Effective Amendment to the Registration Statement.

If you have any questions with respect to this matter, please contact our counsel, Laura H. Luo, of Wilson Sonsini Goodrich & Rosati, P.C. at her office phone at 011-86-21-6165-1706, her China mobile phone at 011-86-136-216-215-72, or her US mobile phone at 650-521-7365.  She can also be reached by fax at (650) 493-6811.

Sincerely,

By:	/s/ Spring Liu
Spring Liu
Chief Financial Officer (principal financial and accounting officer)

cc:	Norman von Holtzendorff, Attorney-Advisor (Securities and Exchange Commission) Richard A. Kline (Wilson Sonsini Goodrich & Rosati, P.C.) Laura H. Luo (Wilson Sonsini Goodrich & Rosati, P.C.)